SUB ITEM 77I


Effective April 18, 2008, MFS Lifetime Retirement Income Fund, MFS Lifetime 2010 Fund, MFS Lifetime 2020
Fund, MFS Lifetime 2030 Fund and MFS Lifetime 2040 Fund, each a series of MFS
 Series Trust XII,
converted Class R shares (if offered) and Class R2 shares to Class R3 shares, and, effective April 21,
2008, redesignated Class R3, Class R4, and Class R5, as Class R2, Class R3, and Class R4, respectively.